EXHIBIT 3.2

                                    AMENDMENT
                                TO THE BYLAWS OF
                           INKSURE TECHNOLOGIES, INC.

     Pursuant to the resolution of the Board of Directors of InkSure Technologies, Inc. (the "Company") dated March 31, 2008, Section 5 of the Bylaws of the Company is hereby amended and restated in its entirety to read as follows:

          "SECTION 5. NOTICE. Notice of any special meeting shall be given at least two (2) days previously thereto by written notice delivered personally, mailed or delivered by fax or electronic mail to each director at his business address. Notices shall be deemed to have been delivered when transmitted personally or by fax, and two days after mailed. Any director may waive notice of any meeting so long as such waiver is in writing. The business to be conducted at any special meeting need not be specified in the notice."